24 October 2005
For more information, please contact
Nicola Davidson                                                [GRAPHIC OMITTED]
General Manager, Communications
Tel: +44 (0)7730 671 998
Paul Weigh
Manager, Communications
Tel: +44 (0)7795 962 796

                                                                    News release



For immediate release

                    MITTAL STEEL COMPANY ACQUIRES A 93% STAKE
                           IN KRYVORIZHSTAL IN UKRAINE

24 October 2005 - Rotterdam - Mittal Steel Company N.V., ("Mittal Steel") the world's largest and most global steel company, today announces that it has agreed to acquire a 93.02% stake in the capital of KryvorizhStal ("the Company") from the State Property Fund of Ukraine following a public auction.

Under the terms of the share purchase agreement, Mittal Steel will acquire 3,590,038,755 shares of the share capital of the Company for a total consideration of UAH 24.2 billion (US$4.79 billion*). The transaction will be financed out of Mittal Steel's own cash resources and credit lines. In addition to its existing liquidity lines and cash balances, Mittal Steel last week signed a US$3 billion loan agreement with Citigroup with terms similar to its US$3.2 billion revolving credit facility.

KryvorizhStal is the largest carbon steel long products producer in Ukraine and the nearby region with 2004 liquid steel production of 7.7 million tons and 2004 shipments of 6.7 million tons. It also produced 17.1 million tons of iron-ore. The Company had sales of US$1,897 million, EBITDA of US$551 million, EBIT of US$505 million and net income of US$378 million in 2004. The EBITDA margin was 29% in 2004. The net cash position was US$413 million as at 30 June 2005.

This transaction marks another key milestone for Mittal Steel's business in Eastern Europe, which is an integral part of its European and global strategy. KryvorizhStal is a low-cost production platform with a strategic location, at the heart of a strong growth market. KryvorizhStal operates a single integrated steel plant located within a large iron ore mining complex (over a billon tonnes of iron ore reserves) assuring 90% of the company's requirements at low mining costs. KryvorizhStal is also almost self-sufficient in coke and is predominantly supplied by nearby coal mines. 80% of the total sales are exported through major ports only 400kms away from the plant, benefiting from a good rail transportation network. Kryvorizhstal

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has been modernizing its facilities and has already received ISO 9001 Quality
Accreditation. Finally, KryvorizhStal today has a 10 million tons crude steel capacity, but only 6 million tons of rolling capacity. This creates attractive debottlenecking opportunities with additional capacity that can be easily leveraged within Mittal Steel Company. Thus KryvorizhStal has a high strategic value for Mittal Steel.

As a result of the transaction, Mittal Steel will be in a position to provide the Company with technical production support, procurement assistance, sales and marketing support and management knowledge sharing. Mittal Steel believes that the synergies and future opportunities generated by the transaction will enhance long-term value for our shareholders.

The transaction is subject to regulatory approvals. Closing of the transaction is expected to be before year-end. UBS Investment Bank is acting as financial advisor to Mittal Steel on this transaction.


Commenting, Lakshmi Mittal, Chairman and CEO, Mittal Steel, said:

"Strategically this is a key acquisition for Mittal Steel Company, as it provides us with a large size low-cost production platform in a core and fast growing market. KryvorizhStal is a high quality steel and mining asset and we are confident that we can help the company expand further by providing our marketing, procurement and technological knowledge and expertise. KryvorizhStal is today a good quality asset. We are excited about the prospects of accelerating its growth.

"KryvorizhStal could over the years become our largest steel plant in the region and offers significant flexibility regarding the development of its product range. KryvorizhStal will add valuable mining reserves to the group. Overall, we expect to generate over US$200 million of pre-tax synergies by the end of 2006.

"The transaction is value creating for our investors as KryvorizhStal enhances the growth profile and the profitability of Mittal Steel. The transaction is expected to be earnings enhancing from year one and will generate attractive return on capital.

"We are looking forward to starting the integration of KryvorizhStal within our company. We have a proven track record in successfully managing operations in the region and will initiate promptly a best-practice sharing programme.

"We are also looking forward to making an impact on the community. Our ambition is to become the world's most admired steel company and we pride ourselves in being socially responsible. We will provide support to social, sport, educational activities in addition to improving the environment.

"In summary, we are convinced that Mittal Steel is the best partner for KryvorizhStal and for Ukraine and we are looking forward to welcoming it within our group.

Investment Community Conference Call and Webcast

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Mittal Steel will host a presentation to the investment community regarding today's announcement on Monday 24th October. A telephone and webcast presentation will be available live at 11:00 AM New York time / 4:00 PM London time on this day. You may access the webcast presentation at www.mittalsteel.com. The conference call can be accessed by dialing +1 866 700 6067 in the United States or +1 617 213 8834 outside of the United States. The password is 'Mittal Steel'.

A replay of the webcast and the conference call will be made available. You may access the webcast replay at www.mittalsteel.com. A replay of the conference call can be accessed by dialing +1 888 286 8010 in the United States or +1 617 801 6888 outside of the United States. The passcode for the replay is 34486773.

Forward-Looking Statements

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in Mittal Steel's most recent SEC filings.

About Mittal Steel

Mittal Steel is the world's largest and most global steel company. The company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The Company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol "MT".

* Assumes on exchange rate of US$1 = UAH 5.05



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